UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grève

L-1643, Luxembourg

Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CORPORACIÓN AMÉRICA AIRPORTS S.A.

FORM 6-K

Corporación América Airports S.A. (the “Company”) announces that its annual general meeting of shareholders (the “Meeting”) is to be held on Wednesday, May 22, 2019, at 10:00 a.m. (Luxembourg time). The Meeting will be held at the Company’s registered office located at 4, Rue de la Grève L-1643, Luxembourg, Grand Dutchy of Luxembourg. The record date for the determination of shareholders entitled to vote at the Meeting is April 22, 2019. The Convening Notice to the Meeting and the proxy card for use in connection with the Meeting are attached as Exhibit 99.1 and Exhibit 99.2 hereto.

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description
99.1	Convening Notice and proxy card for the Annual General Meeting of Shareholders of Corporación América Airports S.A.
99.2	Form of Proxy Card for the Annual General Meeting of Shareholders of Corporación América Airports S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2019

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Legal Manager

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer